July 15, 2008

Mr. Michael Clampitt

Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	Amendment No. 1 to the

Kookmin Bank

Registration Statement on Form F-4

Filed June 30, 2008

File No. 333-151207

Dear Mr. Clampitt:

On behalf of our client, Kookmin Bank (“Kookmin”), we set forth below Kookmin’s responses to your letter, dated July 10, 2008, containing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Amendment No. 1 to the Registration Statement on Form F-4 (the “Registration Statement”) filed by Kookmin with the Commission on June 30, 2008. For convenience, we have reproduced below the Staff’s comments and have provided Kookmin’s responses immediately below the comments.

With this letter, Kookmin is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”). All page references in the responses set forth below are to the pages of Amendment No. 2.

Mr. Michael Clampitt

July 15, 2008

Form F-4/A

Exchange of Kookmin Bank Common Stock…, page 18

1.	Please revise this section to clarify what happens to American depositary holders’ stock in Kookmin if they fail to either exchange their shares or sell in the market. For example, do they lose their value or do they retain an interest in the liquidation value of Kookmin Bank?

In response to the Staff’s comment, Kookmin has revised the disclosure on page 20 to clarify that any American depositary receipts of Kookmin which have not been surrendered will, from and after the date of the stock transfer, evidence the right to receive KB Financial Group American depositary shares.

Tax Considerations

United States Taxation, page 53

2.	Please revise to state that the discussion is based on an opinion that has been filed.

In response to the Staff’s comment, Kookmin has revised the first paragraph on page 55 to state that the discussion thereunder is based on an opinion that has been filed with the Commission.

Exhibits

Exhibit 99.1 – Unaudited Non-Consolidated Financial Statements as of and for the Three Months Ended March 31, 2007 and 2008

3.	We note your response to comment 19 of our letter dated June 23, 2008. We understand that you have provided the required reconciliations between US and Korean GAAP for your annual financial statements for the year ended December 31, 2007 in your Form 20-F. However, Instruction 3 to Item 8.A.5 of Form 20-F requires disclosures specifically related to the interim financial information included in your filing. Accordingly, please revise to provide the disclosures required by Instruction 3 to Item 8.A.5 of Form 20-F as they related to your interim financial information for the period ended March 31, 2008. Please note that differences between US and Korean GAAP can be identified by cross-reference to disclosures made in your Annual Report on Form 20-F to the extent that there are no significant differences during the interim period that have not been previously disclosed. Furthermore, if a new US accounting standard was required to be applied in the period for which the updated information has been provided, that fact should be disclosed but no quantification of the effect is necessary if unreasonable cost or delay would be required.

In response to the Staff’s comment, Kookmin has added to page i disclosure to the effect that its interim financial statements would have been required to be prepared on a consolidated basis had they been prepared under U.S. GAAP, as well as a specific cross-reference to “Item 5B. Liquidity and Capital Resources—Reconciliation with Korean GAAP” of the Annual Report on Form 20-F for the year ended December 31, 2007 (the “Annual Report”) incorporated by reference into the Registration Statement. Kookmin confirms that there are no significant differences between U.S. GAAP and Korean GAAP applicable to the interim period ended March 31, 2008 that have not been disclosed on page i or previously disclosed under “Item 5B. Liquidity and Capital Resources—Reconciliation with Korean GAAP” of the Annual Report.

Mr. Michael Clampitt

July 15, 2008

Kookmin further confirms that no new U.S. accounting standards were required to be applied in the interim period ended March 31, 2008, other than those previously disclosed under “Item 5B. Liquidity and Capital Resources—Recent Accounting Pronouncements” on pages 131 to 134 of the Annual Report. In response to the Staff’s comment, Kookmin has added disclosure to page i indicating that several changes to U.S. GAAP apply with respect to periods subsequent to December 31, 2007, with a specific cross-reference to “Item 5B. Liquidity and Capital Resources—Recent Accounting Pronouncements” of the Annual Report incorporated by reference into the Registration Statement. Because Kookmin does not prepare any interim financial information based on, or reconciled to, U.S. GAAP, it has not undertaken any quantification of the effect of such U.S. GAAP changes, and any such quantification would result in unreasonable costs and delays.

*     *     *     *     *     *     *

We sincerely hope that Kookmin’s responses above adequately address the Staff’s comments. On behalf of Kookmin, we thank the Staff once again for its assistance to date and look forward to its continued assistance in allowing Kookmin to meet its contemplated timetable for the transaction. If the Staff has any questions concerning this letter or Amendment No. 2 or requires any further information, please do not hesitate to contact the undersigned by telephone at +852-2532-3707, by fax at +852-2160-1001 or by e-mail at ylee@cgsh.com.

Very truly yours,

/s/ YONG G. LEE
Yong G. Lee

Attachment

cc:	Matt McNair, Staff Attorney

Chris Harley, Staff Accountant

Angela Connell, Staff Accountant

Dong Cheol Lee, Kookmin Bank

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